As filed with the U.S. Securities and Exchange Commission on October 28, 2022

Registration Nos. 333-267322

and 333-267322-01

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

to

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KANSAS GAS SERVICE, A DIVISION OF ONE GAS, INC.	KANSAS GAS SERVICE SECURITIZATION I, L.L.C.
(Exact name of registrant, sponsor and depositor as specified in its charter)	(Exact name of registrant and issuing entity as specified in its charter)

Oklahoma	Delaware
(State or other jurisdiction of incorporation or organization)	(State or other jurisdiction of incorporation or organization)

001-36108
(Commission File Number)

0001587732	0001944984
(Central Index Key Number)	(Central Index Key Number)

46-3561936	88-3970012
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

15 East Fifth Street Tulsa, Oklahoma 74103 (918) 947-7000 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)	15 East Fifth Street, Suite 2662 Tulsa, Oklahoma 74103 (918) 947-7095 (Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Joseph L. McCormick

Senior Vice President, General Counsel and Assistant Secretary

ONE Gas, Inc.

15 East Fifth Street

Tulsa, Oklahoma 74103

(918) 947-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Timothy S. Taylor Jonathan D. Bobinger Jamie L. Yarbrough Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002-4995 (713) 229-1234	Michael F. Fitzpatrick, Jr. Adam R. O’Brian Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 4 to the Registration Statement on Form SF-1 (File Nos. 333-267322 and 333-267322-01) of Kansas Gas Service, a Division of ONE Gas, Inc., and Kansas Gas Service Securitization I, L.L.C., is an exhibits-only filing being made solely to include an amended Form of Indenture between Kansas Gas Service Securitization I, L.L.C. and the Trustee (including the forms of the securitized utility tariff bonds and form of Series Supplement), filed herewith as Exhibit 4.1. This Amendment No. 4 does not modify or amend any provision of the prospectus constituting Part I or the other Items of Part II of the Registration Statement. Accordingly, this Amendment No. 4 consists only of the facing page, this explanatory note, Part II of the Registration Statement, including the signature page, the exhibit index, and the exhibits filed herewith. The prospectus is unchanged and has therefore been omitted from this filing.

1

Part II

Information not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$31,147.20
Printing expenses	40,000.00
Trustee fees and expenses	50,000.00
Legal fees and expenses	1,200,000.00
Accounting fees and expenses	140,000.00
Rating Agencies’ fees and expenses	550,000.00
Underwriter fees and expenses	200,000.00
Kansas Commission’s financial advisor and legal fees	2,100,000.00
Miscellaneous fees and expenses	138,852.80
Total	$4,450,000.00

Item 13. Indemnification of Directors and Officers

KANSAS GAS SERVICE SECURITIZATION I, L.L.C.

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member, manager, or other person from and against any and all claims and demands whatsoever. The LLC Agreement provides that we shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Issuing Entity) by reason of the fact that he or she is or was a director, manager, officer, employee or agent of us, or is or was serving at the request of us as a manager, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding or in enforcing such person’s right to indemnification hereunder, in each case, actually and reasonably incurred by such person, if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such person’s fraud, gross negligence or willful misconduct. The LLC Agreement provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the manager, director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by us as authorized in the LLC Agreement.

ONE GAS, INC.

Kansas Gas Service is a division of ONE Gas, Inc., an Oklahoma corporation. ONE Gas is empowered by Section 1031 of the Oklahoma General Corporation Act, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) in which such person is made or threatened to be made a party by reason of his being or having been a director, officer, employee or agent of ONE Gas or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ONE Gas, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in an action by or in the right of ONE Gas, Section 1031 prohibits indemnification if such person is adjudged to be liable to ONE Gas, unless and only to the extent such indemnification is allowed by a court of competent jurisdiction. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise.

The certificate of incorporation of ONE Gas provides that a director of ONE Gas shall not be personally liable to ONE Gas or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to ONE Gas or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of unlawful dividends or unlawful stock purchases or redemptions pursuant to Section 1053 of the Oklahoma General Corporation Act or (iv) any transaction from which the director derived an improper personal benefit.

Article VIII of the by-laws of ONE Gas provides that directors and officers of ONE Gas shall be indemnified by ONE Gas to the fullest extent permitted by the Oklahoma General Corporation Act, including the advance of related expenses. Pursuant to Article VIII of the by-laws of ONE Gas, upon authorization and determination (i) by the board of directors by a majority vote of directors who were not parties to the action, suit, or proceeding involved, even though less than a quorum; (ii) by a committee of directors designated by a majority vote of directors, even though less than a quorum; (iii) if there are no such directors, or if such directors so direct, by independent counsel in a written opinion; or (iv) by the shareholders, ONE Gas is obligated to indemnify any person who incurs liability by reason of the fact that he is or was a director, officer, employee or agent of ONE Gas, or is or was serving at its request as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, or as a member of any committee or similar body, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ONE Gas, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. However, in an action by or in the right of ONE Gas, no indemnification will be made if such person shall be adjudged to be liable to ONE Gas, unless such indemnification is allowed by a court of competent jurisdiction.

ONE Gas has entered into indemnification agreements, the form of which has been previously approved by the board of directors of ONE Gas, with each of its directors and executive officers. These indemnification agreements provide that ONE Gas is obligated to indemnify the specified director or executive officer to the fullest extent permitted by law. The agreements provide that, upon request by a director or executive officer, ONE Gas is obligated to advance expenses for defense of a claim made against the director or executive officer. The obligation of ONE Gas to indemnify the director or executive officer is subject to applicable law and may be subject to the determination by “independent counsel” or another reviewing party selected by the board of directors that the director or executive officer is entitled to indemnification. The agreements also provide for partial indemnification if a portion of a claim for indemnification is not allowed by the agreements.

ONE Gas provides liability insurance for its directors and officers which provides for coverage against loss from claims made against officers and directors in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

It is recognized that the above-summarized provisions of the by-laws of ONE Gas, the indemnification agreements and the applicable provisions of the Oklahoma General Corporation Act are qualified by the actual terms of such by-laws, agreement and act and may be sufficiently broad to indemnify officers, directors and controlling persons of ONE Gas against liabilities arising under such act.

Item 14. Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of Kansas Gas Service Securitization I, L.L.C.*

3.2	Limited Liability Company Agreement of Kansas Gas Service Securitization I, L.L.C.*

3.3	Form of Amended and Restated Limited Liability Company Agreement of Kansas Gas Service Securitization I, L.L.C.*

4.1	Form of Indenture between Kansas Gas Service Securitization I, L.L.C. and the Trustee (including the forms of the securitized utility tariff bonds and form of Series Supplement)

5.1	Opinion of Baker Botts L.L.P. with respect to legality*

8.1	Opinion of Baker Botts L.L.P. with respect to federal tax matters*

10.1	Form of Securitized Utility Tariff Property Servicing Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a division of ONE Gas, Inc., as Servicer*

10.2	Form of Securitized Utility Tariff Property Purchase and Sale Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a division of ONE Gas, Inc., as Seller*

10.3	Form of Administration Agreement between Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a division of ONE Gas, Inc., as Administrator*

10.4	Form of Services and Indemnity Agreement by and among , the independent manager of Kansas Gas Service Securitization I, L.L.C. and Kansas Gas Service, a division of ONE Gas, Inc.*

23.1	Consent of Baker Botts L.L.P. (included as part of its opinions filed as Exhibit 5.1 and 8.1 )*

24.1	Power of Attorney of Kansas Gas Service Securitization I, L.L.C. (included on signature page to this Registration Statement)*

24.2	Power of Attorney of Kansas Gas Service, a Division of ONE Gas, Inc. (included on signature page to this Registration Statement)*

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association*

99.1	Financing Order*

99.2	Form of Opinion of Baker Botts L.L.P. with respect to U.S. constitutional matters*

99.3	Form of Opinion of Husch Blackwell LLP with respect to Kansas constitutional matters*

99.4	Consent of Manager Nominee*

107	Filing Fee Table*

*	Previously filed.

Item 15. Undertakings

The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrants hereby undertake that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tulsa, State of Oklahoma, on the 28th day of October, 2022.

ONE Gas, Inc.

/s/ Caron A. Lawhorn Caron A. Lawhorn
Senior Vice President and Chief Financial Officer (Principal Financial Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert S. McAnnally Robert S. McAnnally	President, Chief Executive Officer and Director (Principal Executive Officer)	October 28, 2022

/s/ Caron A. Lawhorn Caron A. Lawhorn	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 28, 2022

/s/ Jeffrey J. Husen Jeffrey J. Husen	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	October 28, 2022

* John W. Gibson	Chairman of the Board	October 28, 2022

* Robert B. Evans	Director	October 28, 2022

* Tracy E. Hart	Director	October 28, 2022

* Michael G. Hutchinson	Director	October 28, 2022

* Pattye L. Moore	Director	October 28, 2022

* Eduardo A. Rodriguez	Director	October 28, 2022

Signature	Title	Date

* Douglas H. Yaeger	Director	October 28, 2022

* By: /s/ Caron A. Lawhorn Caron A. Lawhorn Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Tulsa, Oklahoma, on the 28th day of October, 2022.

KANSAS GAS SERVICE SECURITIZATION I., L.L.C.

By:	/s/ Caron A. Lawhorn
Caron A. Lawhorn Manager

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following person in the capacity and on the date indicated.

Signature	Title	Date
Managers:

* Robert S. McAnnally	Manager	October 28, 2022

/s/ Caron A. Lawhorn Caron A. Lawhorn	Manager	October 28, 2022

* By: /s/ Caron A. Lawhorn Caron A. Lawhorn Attorney-in-fact